Exhibit 4.2

CONSENT OF QUALIFIED PERSON

TO:	American Eagle Gold Corp.

AND TO:	British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

I, Mark Bradley, M.Sc., am the author of the technical report entitled "Technical Report on Exploration at the Nak Project, Central British Columbia, Canada” with an effective date of March 25, 2026 (the “Technical Report”) and hereby consent to the public filing of the Technical Report by American Eagle Gold Corp. (the “Company”).

I, Mark Bradley, M.Sc., do hereby consent to any extracts from, or a summary of the Technical Report and the incorporation by reference of the Technical Report in the Take Over Bid Circular dated April 14, 2026 of the Company (the “Circular”).

I confirm that I have read the Circular, consent to being named in the Circular and to the use of the Technical Report in the Circular and that the disclosure in the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure in the Circular.

I further confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated: April 14, 2026

(signed) "Mark Bradley"

Mark Bradley, M.Sc., Consulting Geologist
CPG-12055